FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Financial projections for 2004	4

Telefonica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Today, February 27th, 2004, the Company will present 2003 full year results, primarily to investors and analysts. In relation to the information to be disclosed in this presentation, special emphasis is placed on the communication of the expected performance of the Group and its main business lines in 2004, based on key financial indicators.

All estimates are in constant currency terms, assuming constant exchange rates as of 2003 and excluding changes in consolidation. Telefonica de España and Telefonica Latinoamerica's projections, include Telefonica Empresas' Spanish and Latin American businesses, respectively, in 2003 and 2004. Telefonica Moviles' estimates are those communicated by this company in its presentation to investors and analysts made on February 20th, 2004.

These financial projections are as follows:

TELEFONICA GROUP

  Change in Revenues: Between +7 / +10%

  Change in EBITDA: Between +7 / +10%

  Change in EBIT: Between +15 / +18%

  Change in CAPEX: Between 0 / +3%

  Change in Operating Cash Flow (EBITDA - Capex): Between +8 / +11%

TELEFÓNICA DE ESPAÑA GROUP

  Change in Revenues: Between +0.5 / +2.5%

  Change in EBITDA: Between +2 / +5%

  Change in Operating Cash Flow: Between +13 / +16%

(EBITDA-CAPEX-Payments to pre-retirees)

TELEFÓNICA LATINOAMÉRICA GROUP

  Change in Revenues: Between +6 / +9%

  Change in EBITDA: Between +6 / +9%

  Change in Operating Cash Flow: Between +3 / +6%

TELEFÓNICA MÓVILES GROUP

  Change in Revenues: Above +13%

  Change in EBITDA: Above +7%

  Change in CAPEX: From 1,214 M Euros in 2003 to 1,600 M Euros in 2004

The Company will make the complete presentation publicly available on its website (www.telefonica.es / www.telefonica.com).

Madrid, February 27th, 2004

This document contains statements that constitute forward looking statements of the Company or its management, including statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this communication. Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this communication including without limitation changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings made with the relevant financial regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 27th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors